Exhibit 99.27

English convenience translation of
Spanish original. In case of discrepancies
between the Spanish original and the
English translation, the Spanish original
shall prevail.

Notice to US Investors:

The proposed business combination of Cintra Concesiones de Infraestructuras de Transporte, S.A. and Grupo Ferrovial, S.A. (the “Merger”) relates to the shares of a Spanish company.  Information distributed in connection with the proposed Merger and the related shareholder vote is subject to Spanish disclosure requirements that are different from those of the United States. Financial statements and financial information included herein, if any, have been prepared in accordance with Spanish accounting standards that may not be comparable to the financial statements or financial information of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the Merger, since the companies are located in Spain and some or all of their officers and directors may be residents of Spain. You may not be able to sue the companies or their officers or directors in a Spanish court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of Grupo Ferrovial, S.A. otherwise than under the Merger, such as in open market or privately negotiated purchases in accordance with applicable law.

Ferrovial, s.a. (the “Company”), in accordance with the provisions of article 82 of Law 24/1998, of 28 July, on the Securities Market (“Ley del Mercado de Valores”), hereby notify the Spanish Securities Exchange Commission (“Comisión Nacional del Mercado de Valores”) of the following

REGULATORY DISCLOSURE

As notified to this Commission by means of the Regulatory Disclosure (number 117108), on December 3, 2009 the public deed of merger between the Company and Grupo Ferrovial, S.A. was registered at the Commercial Registry. The absorbing company arising from the merger has ceased to be called “Cintra Concesiones de Infraestructuras de Transporte, S.A.” and will now be called “Ferrovial, S.A.”.

As was expected, after the completion of the pertinent liquidation procedures by iberclear, the beneficiaries of the exchange already have at their disposal the shares of the Company delivered in exchange.

As of today’s date, all of the new shares in the Company proceeding from the capital increase agreed upon in order to attend to the exchange in the merger, have been accepted for official trading in the Stock Exchanges of Madrid, Barcelona, Valencia, and Bilbao, and in the Spanish Stock Exchange Interconnection System. Furthermore, as of today’s date, the ticker for all the shares in the Company will be “FER”, thereby replacing the previous “CIN” ticker.

In Madrid, on 7 December 2009.

Ferrovial, S.A.

Mr. José María Pérez Tremps Secretary Board member of the Board of Directors